EnCana completes amalgamation with AEC

Calgary, Alberta (January 2, 2003) - EnCana Corporation (TSX, NYSE: ECA) announced today that it has completed its vertical short-form amalgamation with its wholly owned subsidiary Alberta Energy Company Ltd. (AEC) effective January 1, 2003. EnCana is now the successor issuer in respect of AEC’s previously issued debt securities and will be responsible for all of AEC’s contractual obligations.

Further information on EnCana and AEC is available on the company’s Web site, www.encana.com:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Greg Kist	Alan Boras
Manager, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747